PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

7th July 2003



03024567

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



SEC MAIL PROCESSING
RECEIVED
JUL 14 2003
WASH. D.C.
152
SECTION

RE: Peter Hambro Mining plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Statement re launching of American Depositary Receipt Programme

Yours faithfully,

PETER HAMBRO MINING PLC

By: ____________________



C. J. HAMBRO

Director

PROCESSED
JUL 17 2003
THOMSON FINANCIAL





Registered Office: 7, Eccleston Street, Belgravia, London SW1W 9LX
Registered in England Number 4343841

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

7th July 2003

PETER HAMBRO MINING PLC Launches Sponsored American Depositary Receipt Programme with The Bank of New York

PETER HAMBRO MINING PLC (**"the Company"**) announces that it is launching a sponsored American Depositary Receipt ("ADR") programme through the Bank of New York. The facility for trading in ADRs of the Company will commence on 7th July 2003.

One ADR will represent 2 Ordinary Shares in PETER HAMBRO MINING PLC. The ADR Ticker Symbol for the Company will be POGNY. The Sponsor and Depositary for the programme is the Bank of New York, the largest depositary of ADRs in the US financial markets.

Commenting on the announcement, Peter Hambro, Chairman of PETER HAMBRO MINING PLC, said:

"We are keen to make our shares as accessible as possible to international investors, and particularly in the United States & Canada. Many international funds who would like to invest in companies such as ours suffer restrictions with investing in AIM stocks, but can acquire American Depositary Receipts. We hope to follow this initiative up with a roadshow for US investors in the near future, to attract further institutional interest in the Peter Hambro Mining strategy, prospects and successful track record."

Ends

Enquiries:

Alya Samokhvalova	PHM	+44 20 7393 0102
Mark Lewis / Alexis Vasquez	Bank of New York	+44 20 7964 6089 / +1 212 815 2711
Nicola Davidson / David Simonson	Merlin Financial	+44 207 606 1244

NOTES

ADR's – General background information

An ADR is a negotiable security which represents the underlying securities (generally equity shares) of a non-U.S. company. ADRs facilitate U.S. and global investor purchases of non-U.S. securities and allow non-U.S. companies to have their stock trade in the United States by reducing or eliminating settlement delays, high transaction costs, and other potential inconveniences associated with international securities trading. ADRs are treated in the same manner as other U.S. securities for clearance, settlement, transfer, and ownership purposes.

The ADRs are issued by a U.S. depositary bank, such as The Bank of New York, when the underlying shares are deposited with the depositary's a local custodian bank, usually by a broker who has purchased the shares in the open market. Once issued, the ADRs may be freely traded in the U.S. over-the-counter (OTC) market or, upon compliance with U.S. stock exchange regulations, on a U.S.



stock exchange. When the ADR holder sells, the ADR can either be sold to another investor or can be cancelled and the underlying shares sold. In the latter case, the ADR are surrendered and the shares held with the local custodian bank are released back into the home market and sold via a broker. The ADR holder is able to request delivery of the actual shares at any time.

Peter Hambro Mining plc – General background information

Peter Hambro Mining is a London-based mining company, whose principal assets are 97.7% of JSC Pokrovskiy Rudnik ("JSCP") and 100% of the Tokur Deposit. JSCP operates 2 gold deposits in the Amur Region of Russia. Its principal deposit is the Pokrovskiy mine, which is expected to produce c.120,000 ounces in 2003 and has been operating since 1999 reporting cash costs of US$136 per ounce in 2002. Pokrovskiy has reported reserves and resources of 2.9 million ounces. JSCP's other gold deposit is located some 35km from Pokrovskiy and is called Pioneer. Pioneer is at an advanced stage of exploration and recently reported reserves and resources of 9.4 million ounces – including a high grade zone of 635,000 ounces at 14 grammes per tonne.

Peter Hambro Mining recently announced the acquisition of the Tokur Deposit. Tokur is located in the Amur Region some 450km from the Pokrovskiy mine and is served by road and rail connections. Independent resource estimates for the deposit indicate reserves and resources 8.1 million ounces. On this basis, completion of the acquisition takes the Group's estimated total reserves and resources for the Group to approximately 19 million ounces.

ADR details

ADR Ticker/Symbol	POGNY
CUSIP No.	71602M104
Ratio	1 ADR : 2 shares
Type	Sponsored Level I ADR
Exchange	OTC
Effective Date	7th July 2003
Sponsoring Depositary Bank	The Bank of New York
Local Custodian	The Bank of New York

Underlying Equity

PETER HAMBRO MINING PLC

Exchange	London AIM
Ticker	POG
Industry	Gold Mining
Geography	UK company with assets in Eastern Russia
Equity	63,998,594 issued shares
Website	www.peterhambro.com

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

10th July 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUL 14 2003
WASH, D.C. 152 SECTION

RE: Peter Hambro Mining plc Exemption
No.082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Statement re establishment of Joint Venture ZAO "Omchak" in Magadan Region of Russia with Susumanzoloto and Shkolnoe And Acquisition of 100% of Kolyma Bank in Magadan

Yours faithfully,

PETER HAMBRO MINING PLC



By:__________________

A. J. HAMBRO
Director.



PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

10th July 2003

PETER HAMBRO MINING PLC

Establishment of Joint Venture ZAO "Omchak" in Magadan Region of Russia with

Susumanzoloto and Shkolnoe

And

Acquisition of 100% of Kolyma Bank in Magadan

Establishment of Joint Venture

Further to the announcement on 17 February 2003, Peter Hambro Mining PLC ("PHM") announces that it has completed formalities with OAO Susumanzoloto and OAO Shkolnoe to establish ZAO Omchak ("Omchak"), a joint venture - in the form of closed joint stock company - in the city of Magadan in the far north east of the Russian Federation.

The Russian participants in Omchak have agreed to contribute controlling stakes in two operating gold mining companies in the Magadan region - ZAO Nelkobazoloto and OAO Berelekh for their 50 per cent interest in Omchak. Nelkobazoloto is part of the gold mining company Shkolnoe, and Berelekh is part of the Susumanzoloto mining group which is owned and operated by Mr. Vladimir Khristov, a well known gold miner in the Magadan Region. The Russian participants have guaranteed a minimum dividend flow to the joint venture for the next 5 years of US$ 7.2 million.

PHM has agreed to contribute US$7.2 million in cash for its 50 per cent. interest and has received an independent valuation from Micon and NBL Gold.

Peter Hambro, Dr. Pavel Maslovsky and Mr Sergei Ermolenko will join the board of Omchak as representatives of PHM and Mr Khristov and two others will represent the Susumanzoloto interests. Mr Khristov will act as Chairman of the Board. As previously announced, one of the principal purposes for creating the joint venture is to enter a bid to purchase the Russian Government's 38% stake in the Matrosov Mine in the Magadan region, which is expected to be put up for auction in the early autumn of 2003. The main asset of the Matrosov Mine is a licence for the Natalkinskoye hard rock deposit.

Acquisition of 100% of Kolyma Bank

In addition, and as part of PHM's increased involvement in Magadan and Chukhotka Regions, PHM's 97.7% subsidiary, JSC Pokrovskiy Rudnik, has acquired 100% of Kolyma Bank in Magadan for approximately US$ 3.7 million. Kolyma Bank has 6 branches in Magadan and 3 in Chukhotka and specialises in supplying finance to the gold mining industry in these areas. Profits of Kolyma Bank for 2002 amounted to US$ 400,000. The vendors have warranted quality of the bank's loan book for a period of 1 year and will deposit the acquisition consideration at the bank for this period in support of the warranty.



Mr. Khristov will act as Chairman of the Kolyma Bank and day to day management will be overseen ExpoBank, Moscow, which in a separate agreement has agreed to acquire Kolyma Bank from Pokrovskiy Rudnik within 12 months at the same price.

Peter Hambro, the Chairman of Peter Hambro Mining plc, commented:

"This is Peter Hambro Mining's first major step in gold mining outside our home base in the Amur Region and the potential to develop these assets is promising. If we were to be successful in the Matrosov Mine auction this would expand our operations even further.

The strategic alliance with Mr Khristov and the Susumanzoloto gold mining group is also an important step for us. In addition, Kolyma Bank's gold lending activities are expected to generate a number of expansion leads for the group.

Enquiries:

Alya Samokhvalova Peter Hambro Mining PLC

+44 20 7393 0102

David Simonson / Nicola Davidson Merlin Financial

+44 20 7606 1244/+44 7711 709170

Peter Hambro Mining plc - General background information Peter Hambro Mining is a London-based mining company, whose principal assets are 97.7% of JSC Pokrovskiy Rudnik ("JSCP") and 100% of the Tokur Deposit. JSCP operates 2 gold deposits in the Amur Region of Russia. Its principal deposit is the Pokrovskiy mine, which is expected to produce c.120,000 ounces in 2003 and has been operating since 1999 reporting cash costs of US$136 per ounce in 2002.

Pokrovskiy has reported reserves and resources of 2.9 million ounces. JSCP's other gold deposit is located some 35km from Pokrovskiy and is called Pioneer. Pioneer is at an advanced stage of exploration and recently reported reserves and resources of 9.4 million ounces - including a high grade zone of 635,000 ounces at 14 grammes per tonne.

Peter Hambro Mining recently announced the acquisition of the Tokur Deposit. Tokur is located in the Amur Region some 450km from the Pokrovskiy mine and is served by road and rail connections. Independent resource estimates for the deposit indicate reserves and resources 8.1 million ounces. Completion of the Tokur acquisition took the Group's estimated total reserves and resources for the Group to approximately 19 million ounces.

Additionally Peter Hambro Mining PLC recently announced the launch of a sponsored ADR programme with The Bank of New York.